Press Information
For Immediate Release

VITRO, S.A. DE C.V.
ANNOUNCES COMPLETION OF US$225 MILLION OFFERING

San Pedro Garza García, Nuevo León, Mexico - October 15, 2003 -Vitro S.A. de C.V. (Vitro) (BMV: VITRO A; NYSE: VTO) today announced it has successfully completed the sale of US$225 million 11.75% Senior Notes due November 1, 2013 (the "Notes"). This bond offering is consistent with Vitro's strategy to strengthen its balance sheet and to enhance liquidity by increasing the average life of its debt.

Alvaro Rodriguez, Chief Financial Officer, stated: "This transaction is an integral part of our on-going efforts to improve our financial profile and diversify funding alternatives."

The transaction will increase the average life of debt as of June 30, 2003 at the holding company level from 4.1 to 6.0 years. Simultaneously, total debt will improve from 3.1 years to 4.2 years. The transaction will also enable Vitro to reduce short-term debt from 31% to 24% of total debt, as of June 30, 2003. At the holding company level, most of the debt will be on a long-term basis.

"The success of this transaction is attributed to the capital markets' acknowledgement of Vitro's strengths which include market leadership, high quality products, world class customers and strong joint venture partnerships," Mr. Rodriguez noted.

"In addition, strategies such as our continuous focus on glass value added products and niche markets while successfully facing global competition through geographic market diversification, clear initiatives to increase productivity and cost cutting measures, were key considerations for investors," Mr. Rodriguez further commented.

"The market also credits Vitro's capacity to generate significant cash flow in a particularly challenging environment as well as the Company's ability to service its debt comfortably, while keeping our commitment to debt reduction," Mr. Rodriguez concluded.

The net proceeds of this offering will be used to retire substantially all of the short-term debt of our holding company, Vitro, S.A. de C.V. The remaining net proceeds will be used to repurchase or repay other indebtedness, including the retirement of a portion of the 11.375% Guaranteed Senior Notes due 2007 issued by SOFIVSA, through open market purchases, redemptions or otherwise.

Citigroup Global Markets Inc. and Credit Suisse First Boston LLC were the Joint Book-Runners and Lead Managers for this sale.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is neither an offer to sell nor a solicitation to buy the Notes.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the current expectations of Vitro (the "Company") with respect to future market conditions, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. In particular, various economic, regulatory and competitive factors, including those outside the Company's control, such as interest rates, foreign currency exchange rates, inflation rates, instability in domestic and foreign financial markets, energy costs and availability, freight costs, and changes in raw material and component costs, could cause the Company's actual results during the remainder of 2003 and future years to differ materially from the results the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company's most recent Annual Report filed with the Securities and Exchange Commission.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: www.vitro.com

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com JTorres@vitro.com	U.S. agency Susan Borinelli Breakstone & Ruth International (646) 536-7018 Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com